U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 18, 2014

BRE PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	001-14306	94-1722214
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. employer identification number)

525 Market Street, 4th Floor, San Francisco, California 94105-2712

(Address of principal executive offices) (Zip code)

(415) 445-6530

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 14, 2014, BRE Properties, Inc. (“BRE”) and Essex Property Trust, Inc. (“Essex”) each filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus (the “Definitive Proxy Statement”) with respect to the special meeting of BRE stockholders scheduled to be held on March 28, 2014 (the “BRE Special Meeting”) to, among other things, vote on a proposal to approve the merger (the “Merger”) of BRE with and into BEX Portfolio, Inc. (formerly known as Bronco Acquisition Sub, Inc.), a direct wholly owned subsidiary of Essex (“Merger Sub”) and other transactions contemplated by an Agreement and Plan of Merger, dated as of December 19, 2013, by and among Essex, Merger Sub and BRE, and the special meeting of Essex stockholders scheduled to be held on March 28, 2014 (the “Essex Special Meeting” and, together with the BRE Special Meeting, the “Special Meetings”) to, among other things, vote on a proposal to issue shares of Essex common stock to BRE stockholders in the merger.

As previously disclosed in the Definitive Proxy Statement, three putative class action and shareholder derivative actions have been filed on behalf of alleged BRE stockholders and/or BRE itself in the Circuit Court for Baltimore City, Maryland (the “Court”), under the following captions: Sutton v. BRE Properties, Inc., et al., No. 24-C-13-008425, filed December 23, 2013; Applegate v. BRE Properties, Inc., et al., No. 24-C-14-00002, filed December 30, 2013; and Lee v. BRE Properties, Inc., et al., No. 24-C-14-00046, filed January 3, 2014, (together, the “Actions”).  On February 7, 2014, Plaintiffs filed identical amended complaints in the three pending Actions (the “Amended Complaints”).  The Actions challenge the proposed acquisition of BRE by Essex, and the Amended Complaints challenge the disclosures relating to the proposed Merger in the preliminary joint proxy statement/prospectus filed on Form S-4 by Essex with the SEC on January 29, 2014.

On March 18, 2014, the parties to the Actions reached an agreement in principle providing for the settlement of the action on the terms and conditions set forth in a memorandum of understanding (the “MOU”).  Pursuant to the MOU, the defendants agreed to make certain supplemental and amended disclosures to the disclosures in the Definitive Proxy Statement and agreed to waive the standstill agreements entered into by four companies with BRE during the sales process leading up to the signing of the merger document.

The MOU further provides that, among other things, (1) upon satisfaction of certain conditions, the parties will enter into a definitive stipulation of settlement (the “Stipulation”) and will submit the Stipulation to the Court for review and approval; (2) the Stipulation will provide for dismissal of the outstanding litigation; (3) the Stipulation will include a general release of defendants of all claims relating to the Merger and other transactions contemplated by the Agreement; and (4) the MOU shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if, among other things, the Settlement, as defined in the MOU, does not obtain final Court approval for any reason.

The settlement will not affect the timing of the Special Meetings or the amount of consideration to be paid to BRE’s stockholders in connection with the proposed Merger.

Pursuant to the proposed settlement, BRE and Essex have also agreed to make the amended and supplemental disclosures set forth below to the disclosures in the Definitive Proxy Statement.  Important information concerning the proposed Merger is set forth in the Definitive Proxy Statement.  The Definitive Proxy Statement is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K.  Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the Definitive Proxy Statement.

BRE, Essex and the other defendants have vigorously denied, and continue vigorously to deny, that they have committed or aided and abetted in the commission of any violation of law or duties or engaged in any of the wrongful acts that were or could have been alleged in the referenced lawsuits, and expressly maintain that, to the extent applicable, they diligently and scrupulously complied with any applicable fiduciary and other legal duties and are entering into the contemplated settlement solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the Merger that might arise from further litigation.  Nothing in this Current Report on Form 8-K, the MOU or any stipulation of settlement (including the Stipulation) shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

In the settlement of the aforementioned lawsuits described in this Current Report on Form 8-K, BRE and Essex have agreed to make the following amended and supplemental disclosures to the Definitive Proxy Statement.  This supplemental information should be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. Page references in the below disclosures are to the Definitive Proxy Statement, and defined terms used but not defined herein have the meanings set forth in the Definitive Proxy Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, BRE and Essex make the following amended and supplemental disclosures:

The section of the Definitive Proxy Statement entitled “The Merger—Background of the Merger” is amended and supplemented as follows:

The following disclosure supplements the disclosure on page 62 of the Definitive Proxy Statement by adding a new clause at the end of the third sentence of the fourth paragraph on such page:

and analyses prepared by BRE’s financial advisors concerning the overall value of BRE, including BRE’s development pipeline.

The following disclosure supplements the disclosure on page 62 of the Definitive Proxy Statement by replacing the seventh and eighth sentences of the fourth paragraph that begins on such page:

The BRE Board and management reviewed a number of possible strategic alternatives which included sales of other assets, contributions of other assets to a joint venture with outside investors, acquisitions of other companies or assets, and/or a sale of the company. After discussion of these possibilities, the BRE Board and management concluded that BRE should take several actions in order to address investor concerns and position BRE for greater long-term growth.

The following disclosure supplements the disclosure in the Definitive Proxy Statement by replacing the word “and” in the fifth sentence of the last paragraph that begins on page 65 of the Definitive Proxy Statement with a new clause:

, because to do would mean that BRE would

The following disclosure supplements the disclosure in the Definitive Proxy Statement by adding a new clause at the end of the fifth sentence of the last paragraph that begins on page 65 of the Definitive Proxy Statement:

which had not already been sold pursuant to BRE’s previously announced program to sell a number of existing slower growth properties through mid-2015.

The following disclosure supplements the disclosure on page 66 of the Definitive Proxy Statement by adding a new clause immediately before the clause beginning “in order to evaluate” in the fifth sentence of the fifth paragraph that begins on such page:

and its development pipeline

The following disclosure supplements the disclosure on page 66 of the Definitive Proxy Statement by adding a new paragraph immediately before the last paragraph on such page:

On October 30, 2013, the BRE Board held a meeting and reviewed the matters discussed the previous day at the strategic retreat, including the long-term value creation opportunity in BRE’s independent business plan, and the risks associated with realizing that value. The BRE Board members discussed the fact that Essex had expressed interest in a strategic business combination with BRE multiple times over the last year, and, in light of the synergies that could be generated in such a transaction, Essex might offer an attractive value to BRE stockholders relative to the value that might be offered by other potential acquirors. In light of the fact that, in August 2013, Mr. Schall had told Ms. Moore that Essex would be willing to consider an offer price that “starts with a 6” if further due diligence supported such a valuation, and Mr. Guericke stated that Essex would be able to place appropriate value on BRE’s development pipeline, the BRE Board discussed the possibility that Essex may be able to offer attractive value to BRE stockholders. The BRE Board also noted that BRE had received unsolicited interest from parties other than Essex over the last twelve months.

The following disclosure supplements the disclosure on page 66 of the Definitive Proxy Statement by replacing the words “On October 30, 2013” with the following new clause in the first sentence of the last paragraph beginning on such page and by removing the words “held a meeting and” from the first sentence of the last paragraph that begins on such page:

At this meeting

The following disclosure supplements the disclosure in the Definitive Proxy Statement by adding a new clause immediately after the words “The BRE Board also” to the second sentence of the last paragraph that begins on page 66 of the Definitive Proxy Statement:

discussed the fact that the BRE Board should be involved on a real-time basis in the process of reviewing and evaluating any potential transaction with Essex and other interested parties, and that this process would involve a significant time commitment from BRE Board members and potentially a need to call meetings of the full BRE Board on short notice. Therefore, the BRE Board

The following disclosure supplements the disclosure in the Definitive Proxy Statement by adding a new sentence immediately after the last sentence of the last paragraph that begins on page 66 of the Definitive Proxy Statement:

The BRE Board selected these four independent board members to serve on the BRE Committee because of their ability to make a significant time commitment to the process, their knowledge of BRE and the sector in which it operates, and their experience in evaluating and executing merger transactions.

The following disclosure supplements the disclosure on page 67 of the Definitive Proxy Statement by adding a new sentence immediately after the last sentence of the sixth full paragraph on such page:

The BRE Committee discussed the fact that, by including a standstill provision, the parties to the nondisclosure agreements would be restricted from making an unsolicited proposal to acquire BRE outside the process established by the BRE Board, thereby effectively requiring those parties to put their best proposal forward in the process.

The following disclosure supplements the disclosure on page 72 of the Definitive Proxy Statement by adding two new sentences immediately after the last sentence of the last paragraph on such page:

At this meeting, the BRE Board discussed that the proposed merger agreement did not include a “collar” on the merger consideration, and therefore the BRE stockholders would benefit from any increase in the trading price of Essex common stock between the announcement of the merger and the closing, but that the BRE stockholders would be adversely affected by any decreases in the trading price of Essex common stock during that same period. The BRE Board also noted that BRE would not be permitted to terminate the merger agreement solely because of changes in the market price of Essex common stock.

The following disclosure supplements the disclosure on page 74 of the Definitive Proxy Statement by adding a new paragraph after the first full paragraph on such page:

On March 4, 2014, Essex granted a consent under the merger agreement allowing BRE to waive any standstill or similar agreement. Later that day, BRE notified each of Essex and Companies A, B and C that the standstill provisions set forth in their respective nondisclosure agreements with BRE referenced above were waived, effective immediately.

The section of the Definitive Proxy Statement entitled “The Merger—Opinion of BRE’s Financial Advisor” is amended and supplemented as follows:

The following disclosure supplements the disclosure on page 91 of the Definitive Proxy Statement by adding a new sentence immediately after the second sentence of the first paragraph on such page:

Based on the various sub-markets and taking into account these factors, Wells Fargo Securities applied nominal capitalization rates ranging from approximately 5.33% to 5.67% for properties located in the San Francisco Bay Area, approximately 5.33% to 5.66% for properties located in Orange County, approximately 5.45% to 5.79% for properties located in San Diego, approximately 4.71% to 5.03% for properties located in Los Angeles, approximately 4.81% to 5.11% for properties located in Seattle, approximately 5.52% to 5.85% for properties located in the Inland Empire, approximately 4.57% to 4.90% for properties in San Jose, approximately 4.70% to 5.00% for properties located in Phoenix and approximately 6.34% to 6.67% for properties located in Sacramento.

The disclosure in the first sentence of the first full paragraph on page 92 of the Definitive Proxy Statement is amended by replacing the words “distributable cash flows” and “generate” with “dividends” and “distribute”, respectively.

The following disclosure supplements the disclosure on page 92 of the Definitive Proxy Statement by replacing the words “distributable cash flows” in the third sentence of the first full paragraph on such page:

dividends

The following disclosure supplements the disclosure on page 92 of the Definitive Proxy Statement by adding a new sentence immediately after the third sentence of the first full paragraph on such page:

Wells Fargo Securities observed that the dividends expected by BRE’s management to be distributed in calendar years 2014 through 2016 implied annual FFO payout ratios of approximately 62.6% to 77.0%.

The following disclosure supplements the disclosure on page 92 of the Definitive Proxy Statement by adding a new sentence immediately after the second sentence of the second full paragraph on such page:

Based on the various sub-markets and taking into account these factors, Wells Fargo Securities applied nominal capitalization rates ranging from approximately 4.83% to 5.13% for properties located in San Jose, approximately 5.07% to 5.37% for properties located in the San Francisco Bay Area, approximately 4.99% to 5.29% for properties located in Los Angeles, approximately 5.03% to 5.33% for properties located in Orange County, approximately 4.82% to 5.13% for properties located in San Diego, approximately 5.65% to 5.95% for properties located in the Inland Empire and approximately 5.00% to 5.30% for properties in Seattle.

The disclosure in the first sentence of the last paragraph that begins on page 93 of the Definitive Proxy Statement is amended by replacing the words “distributable cash flows” and “generate” with “dividends” and “distribute”, respectively.

The following disclosure supplements the disclosure on page 93 of the Definitive Proxy Statement by replacing the words “distributable cash flows” in the third sentence of the last paragraph that begins on such page:

dividends

The following disclosure supplements the disclosure on page 93 of the Definitive Proxy Statement by adding a new sentence immediately after the third sentence of the last paragraph that begins on such page:

Wells Fargo Securities observed that the dividends expected by Essex’s management to be distributed in calendar years 2014 through 2016 implied annual FFO payout ratios of approximately 54.1% to 60.7%.

The following disclosure supplements the disclosure on page 94 of the Definitive Proxy Statement by moving the word “and” from the end of the third bullet following the first full paragraph on such page to the end of the fourth bullet following the first full paragraph on such page, and by adding a new bullet immediately following the fourth bullet:

•	certain comparative information with respect to BRE, Essex and the selected companies referred to above under the caption “Selected Publicly Traded Companies Analysis,” which indicated, based on publicly available information, that BRE’s and Essex’s average rent per unit was at or above the mean and median average rent per unit of the selected companies; development pipeline as a percentage of total assets, referred to as development pipeline percentage, was higher in the case of BRE and lower in the case of Essex than the mean and median development pipeline percentage of the selected companies; and calendar years 2014 and 2015 estimated net operating income, referred to as NOI, growth was higher than the mean and median NOI growth of the selected companies.

The following disclosure supplements the disclosure on page 94 of the Definitive Proxy Statement by adding the following clause immediately after the first word of the third sentence of the second full paragraph on such page:

considered several internationally recognized investment banking firms to act as its financial advisors, and

The following disclosure supplements the disclosure in the Definitive Proxy Statement by adding a new sentence immediately after the sixth sentence of the last paragraph that begins on page 94 of the Definitive Proxy Statement:

In addition, in connection with certain transactions related to the merger, Wells Fargo Securities or certain of its affiliates (i) currently are acting as one of several dealer managers for an exchange offer and consent solicitation by an affiliate of Essex for certain outstanding debt securities of BRE and as a lender under a mortgage financing facility to certain joint ventures to which certain assets of BRE will be sold in connection with the merger and (ii) may participate as a lender under a term loan facility of Essex which may be used to finance a portion of the merger consideration, for which services Wells Fargo Securities and such affiliates expect to receive aggregate fees of less than approximately $1 million from Essex.

Additional Information and Where to Find It

In connection with the proposed Merger, Essex has filed with the SEC a Registration Statement on Form S-4 (File No. 333-193620) and Essex and BRE have filed with the SEC a definitive joint proxy statement/prospectus sent to the security holders of Essex and BRE on or about February 18, 2014 seeking their approval of the proposed Merger. Essex and BRE will file other relevant documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ESSEX AND BRE ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 14, 2014, WHICH WAS SENT TO SECURITY HOLDERS OF ESSEX AND BRE ON OR ABOUT FEBRUARY 18, 2014 (INCLUDING ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC), AS THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Essex and BRE with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Essex with the SEC are available free of charge on Essex’s website at www.essexpropertytrust.com or by contacting Essex Investor Relations at 650-494-3700. Copies of the documents filed by BRE with the SEC are available free of charge on BRE’s website at www.breproperties.com or by contacting BRE Investor Relations at 415-445-3745. Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex’s executive officers and directors in Essex’s definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE’s executive officers and directors in BRE’s definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Essex or BRE using the sources indicated above. This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to expected synergies, improved liquidity and balance sheet strength – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of BRE or its business, (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the proposed Merger with Essex, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the Merger on the terms described or at all and the timing of the closing of the Merger, and (ix) those additional risks and factors discussed in reports filed with the SEC by Essex and BRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. BRE does not undertake any duty to update any forward-looking statements appearing in this Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRE Properties, Inc.

Date: March 18, 2014	By: /s/ Kerry Fanwick
Name: Kerry Fanwick
Its: Executive Vice President, General Counsel and Secretary